UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

Index

1. Summary of the 2015 Third Quarter Business Report

2. Exhibit 99.1 KB Financial Group Review Report for the Third Quarter of 2015 (Consolidated)

3. Exhibit 99.2 KB Financial Group Review Report for the Third Quarter of 2015 (Separate)

Summary of 2015 Third Quarter Business Report

On November 16, 2015, KB Financial Group Inc. (“KB Financial Group”) filed its business report for the third quarter of 2015 (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange. This is a summary of the Business Report translated into English.

Except where indicated otherwise, financial information contained in this summary (and in the attached review reports) have been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“K-IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “KB Financial Group,” “we,” “us” or the “Company” are to KB Financial Group and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

1.	Introduction to the Company

1.1.	Business Purpose

KB Financial Group is a financial holding company that was established in September 2008. Its main business purpose is to hold shares in companies that are engaged in financial or related services, as well as govern and manage such companies. Its consolidated subsidiaries are primarily engaged in the banking business, as well as the credit card business, the financial investment business, the insurance business and other related businesses.

1.2.	History

•	September 26, 2008

Obtained final approval from the Financial Services Commission to establish a financial holding company

•	September 29, 2008

Establishment of the Company through a comprehensive stock transfer and listing on the New York Stock Exchange

•	October 10, 2008

Listing on the Korea Exchange

•	October 20, 2008

The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

•	October 31, 2008

The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service

•	May 4, 2009

Added Kookmin Bank Cambodia PLC as a second-tier subsidiary

•	June 22, 2009

Added KB Life Insurance Co., Ltd., formerly a second-tier subsidiary, as a first-tier subsidiary

•	September 28, 2009

Added Burrill-KB Life Sciences Fund as a second-tier subsidiary

•	December 1, 2009

Added KB-Glenwood Private Equity Fund No.1 as a second-tier subsidiary

•	January 22, 2010

The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

•	July 6, 2010

Added KBIC No.3 PEF as a second-tier subsidiary

•	December 13, 2010

Added KoFC KBIC Frontier Champ 2010-5 PEF as a second-tier subsidiary

•	March 2, 2011

Added KB Kookmin Card Co., Ltd. as a first-tier subsidiary

•	March 14, 2011

KB Futures Co., Ltd. was merged into KB Investment & Securities Co., Ltd.

•	July 8, 2011

The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service

•	November 12, 2011

Closed KB Investment & Securities Hong Kong Ltd.

•	January 13, 2012

Added KB Savings Bank Co., Ltd. as a first-tier subsidiary

•	May 11, 2012

Added KoFC POSCO HANWHA KB Shared Growth No. 2. Private Equity Fund as a second-tier subsidiary

•	June 8, 2012

Liquidated Burrill-KB Life Sciences Fund Ltd.

•	July 2, 2012

Added KoFC Value-up Private Equity Fund as a second-tier subsidiary

•	October 10, 2012

Added Kookmin Bank (China) Ltd. as a second-tier subsidiary

•	June 20, 2013

Acquisition of the remaining shares of KB Life Insurance Co., Ltd., which increased the Company’s shareholding to 100%

•	September 2, 2013

Added Yehansoul Savings Bank as a first-tier subsidiary

•	January 13, 2014

Yehansoul Savings Bank was merged into KB Savings Bank Co., Ltd.

•	March 20, 2014

Added KB Capital Co., Ltd. as a first-tier subsidiary

•	July 2, 2014

Added Korea GCC Global Cooperation Private Equity Fund as a second-tier subsidiary

•	June 24, 2015

Added KB Insurance Co., Ltd. as a first-tier subsidiary. With the addition of KB Insurance, KB Insurance’s six subsidiaries, KB Claims Survey & Adjusting Co., Ltd., KB sonbo CNS, Leading Insurance Services, Inc. (US subsidiary), LIG Insurance (China) Co., Ltd. (Chinese subsidiary), PT. Kookmin Best Insurance Indonesia (Indonesian subsidiary) and LIG Investment & Securities, were added as second-tier subsidiaries of KB Financial Group.

1.3.	Overview of the Business Group

(As of September 30, 2015)
Type	Name of Company	Controlling Company	Remarks
Holding Company	KB Financial Group	—	Listed

1st Tier Subsidiaries	Kookmin Bank	KB Financial Group	Not listed
	KB Insurance Co., Ltd.	KB Financial Group	Listed
	KB Kookmin Card Co., Ltd.	KB Financial Group	Not listed
	KB Investment & Securities Co., Ltd.	KB Financial Group	Not listed
	KB Life Insurance Co., Ltd.	KB Financial Group	Not listed
	KB Asset Management Co., Ltd.	KB Financial Group	Not listed
	KB Capital Co., Ltd.	KB Financial Group	Listed
	KB Savings Bank Co., Ltd.	KB Financial Group	Not listed
	KB Real Estate Trust Co., Ltd.	KB Financial Group	Not listed
	KB Investment Co., Ltd.	KB Financial Group	Not listed
	KB Credit Information Co., Ltd.	KB Financial Group	Not listed
	KB Data Systems Co., Ltd.	KB Financial Group	Not listed

2nd Tier Subsidiaries	Kookmin Bank Hong Kong Ltd.	Kookmin Bank	Not listed
	Kookmin Bank International Ltd.	Kookmin Bank	Not listed
	Kookmin Bank Cambodia PLC	Kookmin Bank	Not listed
	Kookmin Bank (China) Ltd.	Kookmin Bank	Not listed

	KB Claims Survey & Adjusting	KB Insurance	Not listed
	KB Sonbo CNS	KB Insurance	Not listed
	LIG Investment & Securities	KB Insurance	Not listed
	Leading Insurance Services, Inc.	KB Insurance	Not listed
	LIG Insurance (China) Co., Ltd.	KB Insurance	Not listed
	PT. Kookmin Best Insurance Indonesia	KB Insurance	Not listed

	KB-Glenwood Private Equity Fund No.1	KB Investment & Securities	Not listed

	NPS-KBIC Private Equity Fund No. 1	KB Investment	Not listed
	KBIC No.3 PEF	KB Investment	Not listed
	KoFC KBIC Frontier Champ 2010-5 PEF	KB Investment	Not listed
	KoFC POSCO HANWHA KB Shared Growth No. 2. Private Equity Fund	KB Investment	Not listed
	KoFC Value-up Private Equity Fund	KB Investment	Not listed
	Korea GCC Global Cooperation PEF	KB Investment	Not listed

Notes: On June 24, 2015, KB Insurance Co., Ltd. was added as a first-tier subsidiary. With the addition of KB Insurance Co., Ltd., its six subsidiaries, KB Claims Survey & Adjusting Co., Ltd., KB sonbo CNS, Leading Insurance Services, Inc. (US subsidiary), LIG Insurance (China) Co., Ltd. (Chinese subsidiary), PT. Kookmin Best Insurance Indonesia (Indonesian subsidiary) and LIG Investment & Securities, were added as second-tier subsidiaries of KB Financial Group.

1.4.	Capital Structure

1.4.1.	Common Shares

Capital Increase

(As of September 30, 2015)		(Unit: Won, shares)
Issue Date	Type	Number	Par Value	Issue Price	Remarks
September 29, 2008	Common Stock	356,351,693	5,000	48,444	Establishment of the Company
September 2, 2009	Common Stock	30,000,000	5,000	37,250	Rights offering to existing shareholders; % increase in number of common shares: 8.41865%

Number of Shares

(As of September 30, 2015)	(Unit: shares)
	Type
	Common Stock	Total
Shares Authorized for Issuance	1,000,000,000	1,000,000,000
Shares Issued (A)	386,351,693	386,351,693
Treasury Stock (B)	—	—
Shares Outstanding (A-B)	386,351,693	386,351,693

1.4.2.	Voting Rights

(As of September 30, 2015)
Items		Number of shares	Notes
Total number of issued shares	Common shares	386,351,693	—
	—	—	—
Shares without voting rights	—	—	—
Shares for which voting rights cannot be exercised pursuant to the Articles of Incorporation	—	—	—
Shares for which voting rights are restricted under relevant laws and regulations	—	—	—
Shares with restored voting rights	—	—	—
Total shares for which voting rights may be exercised	Common shares	386,351,693	—
	—	—	—

1.5.	Dividends

Items		January 1, 2014 to December 31, 2014	January 1, 2013 to December 31, 2013(1)	January 1, 2012 to December 31, 2012(2)
Par value per share (Won)		5,000	5,000	5,000
Net income (Won in Millions)		1,400,722	1,271,502	1,731,034
Earnings per share (Won)		3,626	3,291	4,480
Total cash dividends (Won in Millions)		301,354	193,176	231,811
Total stock dividends (Won in Millions)		—	—	—
Cash dividend payout ratio (%)		21.5	15.2	13.4
Cash dividend yield (%)	Common Shares	2.0	1.2	1.6
	—	—	—	—
Stock dividend yield (%)	Common Shares	—	—	—
	—	—	—	—
Cash dividend per share (Won)	Common Shares	780	500	600
	—	—	—	—
Stock dividend per share (Shares)	Common Shares	—	—	—
	—	—	—	—

(1)	Restated to reflect adjustments resulting from retroactive application of a change in accounting policy with respect to uncertain tax positions.
(2)	Restated to reflect adjustments resulting from retroactive application of amendments to K-IFRS 1019.

2.	Business

2.1.	Results of Operations

	(Unit: in millions of Won)
	For the nine months ended September 30, 2015	For the nine months ended September 30, 2014(1)	For the year ended December 31, 2014	For the year ended December 31, 2013(1)
Net interest income	4,637,046	4,777,529	6,415,775	6,522,832
Interest income	7,852,176	8,769,876	11,635,296	12,356,930
Interest expense	(3,215,130)	(3,992,347)	(5,219,521)	(5,834,098)
Net fee and commission income	1,173,539	1,016,766	1,382,729	1,479,239
Fee and commission income	2,231,848	1,946,114	2,666,185	2,657,365
Fee and commission expense	(1,058,309)	(929,348)	(1,283,456)	(1,178,126)
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	277,627	308,947	439,198	756,822
Net other operating income (expenses)	(544,396)	(599,903)	(1,040,909)	(1,304,765)
General and administrative Expenses	(3,444,294)	(2,972,909)	(4,009,694)	(3,983,564)
Operating profit before provision for credit losses	2,099,522	2,530,430	3,187,099	3,470,564
Provision for credit losses	(624,397)	(937,025)	(1,227,976)	(1,443,572)
Net operating profit	1,475,125	1,593,405	1,959,123	2,026,992

* Note: Prepared on a consolidated basis.

(1)	Restated to reflect adjustments resulting from retroactive application of a change in accounting policy with respect to uncertain tax positions.

2.2.	Sources and Uses of Funds

2.2.1.	Sources of Funds

						(Unit: in millions of Won, %)
		For the nine months ended September 30, 2015			For the year ended December 31, 2014			For the year ended December 31, 2013(1)
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won Currency	Deposits	192,092,990	1.77	62.93	186,833,286	2.20	63.76	180,330,345	2.49	63.39
	Certificate of deposit	3,193,139	2.01	1.05	1,689,157	2.71	0.58	1,780,230	3.01	0.63
	Borrowings	5,642,233	1.93	1.85	5,456,405	2.52	1.86	5,187,862	2.58	1.82
	Call money	2,040,993	1.71	0.67	3,177,907	2.36	1.08	3,716,812	2.57	1.31
	Debentures	26,530,030	2.88	8.69	24,966,578	3.80	8.52	22,072,602	4.31	7.76
	Other	4,752,271	2.08	1.56	3,298,600	2.80	1.13	3,199,161	2.74	1.12

Subtotal		234,251,656	1.91	76.75	225,421,933	2.40	76.93	216,287,012	2.69	76.03

Foreign currency	Deposits	5,776,612	0.55	1.89	5,087,884	0.52	1.74	5,172,485	0.79	1.82
	Borrowings	6,095,676	0.44	2.00	6,071,393	0.52	2.07	6,961,080	0.59	2.45
	Call money	921,885	0.28	0.30	985,695	0.30	0.34	961,747	0.41	0.34
	Debentures	3,375,856	3.14	1.11	3,082,838	2.74	1.05	3,248,259	7.33	1.14
	Other	163,886	1.28	0.05	212,797	1.14	0.07	260,195	1.14	0.09

Subtotal		16,333,915	1.04	5.35	15,440,607	0.96	5.27	16,603,766	1.97	5.84

Other	Total shareholders’ equity	27,975,782	—	9.16	26,872,801	—	9.17	25,825,011	—	9.08
	Allowances	775,862	—	0.25	765,895	—	0.26	736,008	—	0.26
	Other	25,911,927	—	8.49	24,543,634	—	8.37	25,043,332	—	8.79

Subtotal		54,663,571	—	17.90	52,182,330	—	17.80	51,604,351	—	18.13

Total		305,249,142	—	100.00	293,044,870	—	100.00	284,495,129	—	100.00

Note: Prepared on a consolidated basis.

(1)	Restated to reflect adjustments resulting from retroactive application of a change in accounting policy with respect to uncertain tax positions.

2.2.2.	Uses of Funds

					(Unit: in millions of Won, %)

		For the nine months ended September 30, 2015			For the year ended December 31, 2014			For the year ended December 31, 2013(1)
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won currency	Due from banks	7,297,005	1.90	2.39	6,534,133	2.56	2.23	4,921,197	2.75	1.73
	Securities	44,785,777	3.50	14.67	43,889,573	3.81	14.98	45,223,896	3.63	15.90
	Loans	204,518,040	3.57	67.00	195,609,187	4.16	66.75	186,666,145	4.62	65.61
	Guarantee payments under payment guarantee	32,777	1.12	0.01	51,156	0.76	0.02	48,836	1.34	0.02
	Call loan	324,412	1.86	0.11	642,821	2.35	0.22	1,113,932	2.76	0.39
	Private placement corporate bonds	825,932	3.90	0.27	692,993	4.83	0.24	669,077	5.34	0.24
	Credit cards	11,823,069	9.06	3.87	11,309,156	9.86	3.86	11,608,865	10.70	4.08
	Other	7,403,072	5.19	2.43	8,231,500	5.47	2.81	7,005,212	5.75	2.45
	Allowance	(2,335,085)	—	(0.76)	(2,844,954)	—	(0.97)	(3,337,963)	—	(1.17)

Subtotal		274,674,999	3.83	89.99	264,115,565	4.39	90.14	253,919,197	4.77	89.25

Foreign currency	Due from banks	1,713,756	1.28	0.56	1,277,335	1.81	0.43	984,258	1.10	0.35
	Securities	1,131,352	2.12	0.37	815,219	3.17	0.28	1,039,047	2.38	0.37
	Loans	8,739,962	1.57	2.86	8,347,507	1.81	2.85	9,151,081	1.99	3.22
	Call loan	1,314,468	0.31	0.43	1,869,308	0.81	0.64	1,778,838	0.55	0.62
	Bills bought	2,602,621	1.11	0.85	2,232,263	1.30	0.76	2,357,512	1.46	0.83
	Allowance	(230,203)	—	(0.08)	(197,375)	—	(0.07)	(166,194)	—	(0.06)
	Other	2,553	—	—	2,470	—	—	2,354	—	—

Subtotal		15,274,509	1.42	4.99	14,346,727	1.70	4.89	15,146,896	1.73	5.33

Other	Cash	1,703,012	—	0.56	1,659,230	—	0.57	1,629,765	—	0.57
	Fixed assets held for business	3,251,568	—	1.07	3,196,710	—	1.09	3,190,345	—	1.12
	Other	10,345,054	—	3.39	9,726,638	—	3.31	10,608,926	—	3.73

Subtotal		15,299,634	—	5.02	14,582,578	—	4.97	15,429,036	—	5.42

Total		305,249,142	—	100.00	293,044,870	—	100.00	284,495,129	—	100.00

Note: Prepared on a consolidated basis.

(1)	Restated to reflect adjustments resulting from retroactive application of a change in accounting policy with respect to uncertain tax positions.

2.3.	Other Information to Consider in Making an Investment Decision

2.3.1.	Capital Adequacy

KB Financial Group	(Unit: in millions of Won, %)

	As of September 30, 2015(1)	As of December 31, 2014	As of December 31, 2013
Total Capital (A)	29,180,885	28,347,675	27,296,535
Risk-weighted assets (B)	185,605,302	182,485,957	177,514,060
BIS ratio (A/B)	15.72	15.53	15.38

* Notes:

•	Based on K-IFRS (on a consolidated basis).

•	Calculated in accordance with Basel III

(1)	Preliminary figures.

Kookmin Bank	(Unit: in billions of Won, %)

	As of September 30, 2015	As of December 31, 2014	As of December 31, 2013
Total Capital (A)	23,964	23,422	22,624
Risk-weighted assets (B)	148,450	146,690	146,743
BIS ratio (A/B)	16.14	15.97	15.42

* Note: Calculated in accordance with Basel III

2.3.2.	Credit Ratings

Date of Rating	Evaluated Securities	Credit Rating	Company (Ratings Range)	Evaluation

09/16/2015 09/16/2015 09/16/2015	Debentures Debentures Debentures	AAA AAA AAA	Korea Ratings (AAA ~ D) KIS Ratings (AAA ~ D) NICE Investors Service(2) (AAA ~ D)	Stable Stable Stable

12/07/2011	Commercial Paper(1)	A1	Korea Ratings (A1 ~ D) KIS Ratings (A1 ~ D) NICE Investors Service(2) (A1 ~ D)	—

(1)	Redeemed in full as of September 30, 2015.
(2)	Formerly NICE Ratings.

3.	Financial Information

3.1.	Consolidated Condensed Financial Information

3.1.1.	Consolidated Statements of Financial Position

	(Unit: in millions of Won)

	As of September 30, 2015	As of December 31, 2014	As of December 31, 2013(1)
Cash and due from financial institutions	18,992,351	15,423,847	14,792,654
Financial assets at fair value through profit or loss	9,954,920	10,757,910	9,328,742
Derivative financial assets	2,987,393	1,968,190	1,819,409
Loans	240,809,431	231,449,653	219,001,356
Financial investments	38,417,597	34,960,620	34,849,095
Investments in associates	1,335,599	670,332	755,390
Property and equipment	3,114,873	3,082,985	3,060,843
Investment property	308,267	377,544	166,259
Intangible assets	456,976	488,922	443,204
Current income tax assets	13,702	306,313	346,910
Deferred income tax assets	8,376	15,562	15,422
Assets held for sale	46,337	70,357	37,718
Other assets	8,190,443	8,783,473	7,550,596

Total assets	324,636,265	308,355,708	292,167,598

Financial liabilities at fair value through profit or loss	2,574,074	1,818,968	1,115,202
Derivative financial liabilities	3,189,231	1,797,390	1,795,339
Deposits	217,845,472	211,549,121	200,882,064
Debts	15,830,030	15,864,500	14,101,331
Debentures	31,056,523	29,200,706	27,039,534
Provisions	595,596	614,347	678,073
Defined benefit liabilities	217,194	75,684	64,473
Current income tax liabilities	133,505	231,907	211,263
Deferred income tax liabilities	45,436	93,211	61,816
Other liabilities	24,558,757	19,597,202	20,236,229

Total liabilities	296,045,818	280,843,036	266,185,324

Equity attributable to shareholders of the Company	28,373,229	27,315,092	25,982,274
Share capital	1,931,758	1,931,758	1,931,758
Capital surplus	15,854,510	15,854,510	15,854,605
Accumulated other comprehensive income	469,456	461,679	336,312
Retained earnings	10,117,505	9,067,145	7,859,599
Non-controlling interests	217,218	197,580	—

Total equity	28,590,447	27,512,672	25,982,274

Total liabilities and equity	324,636,265	308,355,708	292,167,598

Number of consolidated companies	85	112	100

(1)	Restated to reflect adjustments resulting from retroactive application of a change in accounting policy with respect to uncertain tax positions.

3.1.2.	Consolidated Statements of Comprehensive Income

	(Unit: in millions of Won, except per share amounts)

	For the nine months ended September 30, 2015	For the nine months ended September 30, 2014(1)	For the year ended December 31, 2014	For the year ended December 31, 2013(1)
Net interest income	4,637,046	4,777,529	6,415,775	6,522,832
Net fee and commission income	1,173,539	1,016,766	1,382,729	1,479,239
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	277,627	308,947	439,198	756,822
Net other operating income (loss)	(544,396)	(599,903)	(1,040,909)	(1,304,765)
General and administrative expenses	(3,444,294)	(2,972,909)	(4,009,694)	(3,983,564)
Operating profit before provision for credit losses	2,099,522	2,530,430	3,187,099	3,470,564
Provision for credit losses	(624,397)	(937,025)	(1,227,976)	(1,443,572)
Net operating profit	1,475,125	1,593,405	1,959,123	2,026,992
Net non-operating profit (loss)	260,268	15,806	(57,698)	(211,701)
Profit before income tax	1,735,393	1,609,211	1,901,425	1,815,291
Income tax benefit (expense)	(359,266)	(401,120)	(486,314)	(540,593)
Profit for the period	1,376,127	1,208,091	1,415,111	1,274,698
Other comprehensive income (loss) for the year, net of tax	7,642	245,495	123,863	26,902
Total comprehensive income for the year	1,383,769	1,453,586	1,538,974	1,301,600
Profit attributable to:	1,376,127	1,208,091	1,415,111	1,274,698
Shareholders of the parent company	1,351,714	1,197,747	1,400,722	1,271,502
Non-controlling interests	24,413	10,344	14,389	3,196
Total comprehensive income for the year attributable to:	1,383,769	1,453,586	1,538,974	1,301,600
Shareholders of the parent company	1,359,491	1,443,453	1,526,089	1,312,672
Non-controlling interests	24,278	10,133	12,885	(11,072)
Earnings per share
Basic earnings per share (Won)	3,499	3,100	3,626	3,291
Diluted earnings per share (Won)	3,484	3,090	3,611	3,277

(1)	Restated to reflect adjustments resulting from retroactive application of a change in accounting policy with respect to uncertain tax positions.

3.2.	Separate Condensed Financial Information

3.2.1.	Separate Statements of Financial Position

	(Unit: in millions of Won)

	As of September 30, 2015	As of December 31, 2014	As of December 31, 2013
Cash and due from financial institutions	39,430	30,739	77,298
Financial assets at fair value through profit or loss	99,570	—	—
Loans	—	10,000	10,000
Investments in subsidiaries	18,557,566	18,557,566	18,292,443
Investments in affiliates	651,403	—	—
Property and equipment	519	514	642
Intangible assets	8,422	8,684	10,133
Deferred income tax assets	4,172	4,089	4,203
Other assets	260,229	598,929	269,823

Total assets	19,621,311	19,210,521	18,664,542

Debts	—	—	—
Debentures	1,108,073	628,837	349,157
Defined benefit liabilities	2,284	803	1,433
Current income tax liabilities	117,963	222,639	209,928
Other liabilities	141,281	71,568	55,602

Total liabilities	1,369,601	923,847	616,120

Share capital	1,931,758	1,931,758	1,931,758
Capital surplus	13,513,809	13,513,809	13,513,809
Accumulated other comprehensive income	(4,295)	(4,238)	(2,715)
Retained earnings	2,810,438	2,845,345	2,605,570

Total equity	18,251,710	18,286,674	18,048,422

Total Liabilities and Equity	19,621,311	19,210,521	18,664,542

Evaluation method for investment securities in subsidiaries, affiliates and joint ventures	Cost-method	Cost-method	Cost-method

3.2.2.	Separate Statements of Comprehensive Income

	(Unit: in millions of Won, except per share amounts)

	For the nine months ended September 30, 2015	For the nine months ended September 30, 2014	For the year ended December 31, 2014	For the year ended December 31, 2013
Net interest income (expense)	(17,044)	(11,877)	(16,758)	(1,368)
Net fee and commission expense	(4,291)	(5,002)	(6,658)	(6,270)
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	895	—	—	—
Net other operating income	315,527	193,770	493,782	245,044
General and administrative expenses	(28,757)	(26,214)	(36,342)	(40,657)
Operating profit before provision for credit losses	266,330	150,677	434,024	196,749
Provision for credit losses	—	—	—	—
Operating profit (loss)	266,330	150,677	434,024	196,749
Net non-operating income(expense)	53	(484)	(473)	(1,346)
Profit (loss) before tax	266,383	150,193	433,551	195,403
Income tax benefit	64	(672)	(600)	423
Profit (loss) for the period	266,447	149,521	432,951	195,826
Other comprehensive income (loss) for the period, net of tax	(57)	(36)	(1,523)	65
Total comprehensive income (loss) for the period	266,390	149,485	431,428	195,891
Earnings (loss) per share
Basic earnings (loss) per share (Won)	690	387	1,121	507
Diluted earnings (loss) per share (Won)	687	386	1,116	505

3.3.	Other Selected Financial Data

3.3.1.	Won-denominated Liquidity Ratio

	(Unit: in billions of Won, %)

Category	As of September 30, 2015	As of December 31, 2014	As of December 31, 2013
Current assets in Won (A)	113.5	30.8	77.6
Current liabilities in Won (B)	74.7	2.2	1.3
Current ratio (A/B)	152.06%	1,417.54%	5,934.85%

Notes:

•	Based on K-IFRS (on a separate basis).

•	Calculated based on Won-denominated assets and liabilities due within one month (in accordance with an amendment to the Financial Holding Company Act).

3.3.2.	Selected Ratios

			(Unit: %)

Category	For the nine months ended September 30, 2015(1)	For the year ended December 31, 2014	For the year ended December 31, 2013(2)
Net income as a percentage of average total assets (ROA)	0.58	0.47	0.44
Net income as a percentage of average shareholders’ equity (ROE)	6.47	5.26	5.02

Note: Based on K-IFRS (on a consolidated basis).

(1)	Annualized basis.
(2)	Restated as a result of retroactive application of a change in accounting policy with respect to uncertain tax positions.

3.3.3.	20 Largest Exposures of Kookmin Bank by Borrower

(As of September 30, 2015)

Company	Credit extended *
(Unit: in billions of Won)
Hyundai Heavy Industries Co., Ltd.	1,029
Hyundai Steel Co., Ltd.	752
LG Electronics Inc.	686
Samsung Electronics Co., Ltd.	685
Daewoo Shipbuilding & Marine Engineering Co., Ltd.	668
Samsung Display Co., Ltd.	588
KT Corporation	580
Hyundai Capital Services, Inc	571
Hyundai Motor Company	563
GS Caltex Corporation	557
Daewoo International Corporation	556
KB Kookmin Card Co., Ltd	508
Samsung Heavy Industries Co., Ltd	507
SK Energy Co., Ltd	472
Korean Air Lines Co., Ltd.	471
Shinsegae Inc.	399
Kia Motors Corporation	398
Samsung C&T Corporation	377
Hanwha Corporation	365
Samsung Engineering Co., Ltd.	361

Total	11,093

*	Calculated in accordance with the Detailed Regulations on Supervision of Banking Business.

3.3.4.	10 Largest Exposures of Kookmin Bank by Chaebol Group

(As of September 30, 2015)

Group	Credit extended *
(Unit: in billions of Won)
Hyundai Motor	4,035
Samsung	3,459
SK	2,120
LG	1,614
Hyundai Heavy Industries	1,532
Hanwha	1,436
POSCO	1,198
GS	1,118
Lotte	875
Shinsegae	771

Total	18,158

*	Calculated in accordance with the Detailed Regulations on Supervision of Banking Business.

3.3.5.	Kookmin Bank’s Loan Concentration by Industry

	(As of September 30, 2015)

Industry	Total Credit	Percentage of Total Credit
	(Unit: in billions of Won, %)
Manufacturing	38,516	35.8
Construction	4,502	4.2
Real estate	19,966	18.6
Retail and wholesale	15,552	14.5
Hotel, lodging and food service	6,900	6.4
Financial institutions	1,620	1.5
Other	20,452	19.0

Total	107,508	100.0

3.3.6.	Top 20 Non-Performing Loans of Kookmin Bank

		(As of September 30, 2015)

	Industry	Total Credit	Allowance for Loan Losses
		(Unit: in billions of Won)
Borrower A	Shipbuilding	84	29
Borrower B	Shipbuilding	81	25
Borrower C	Construction	69	70
Borrower D	Construction	67	50
Borrower E	Manufacturing	58	57
Borrower F	Real estate and leasing	56	7
Borrower G	Construction	42	41
Borrower H	Construction	42	41
Borrower I	Transportation	39	6
Borrower J	Manufacturing	34	14
Borrower K	Manufacturing	26	0
Borrower L	Shipping	23	9
Borrower M	Shipping	23	9
Borrower N	Arts, sports and recreation related services	21	21
Borrower O	Arts, sports and recreation related services	20	20
Borrower P	Manufacturing	17	6
Borrower Q	Shipbuilding	17	13
Borrower R	Manufacturing	16	15
Borrower S	Manufacturing	14	7
Borrower T	Construction	14	13
Total		763	453

3.4.	Other Financial Information

See Exhibits 99.1 and 99.2 attached hereto for our full consolidated and separate financial statements and relevant notes, which have been prepared in accordance with K-IFRS and reviewed by our independent auditors as stated in their review reports. The review reports will also be available on our website at www.kbfg.com.

4.	Independent Public Accountants

4.1.	Audit / Review Services

Period	Auditor	Activity	Compensation(1) (in millions of Won)	Accrued Time (hours)
January 1 to September 30, 2015	Samil PricewaterhouseCoopers	Quarterly / first half and annual review & audit, review of internal accounting management system	760 (on annualized basis)	5,240
January 1 to December 31, 2014	Samil PricewaterhouseCoopers	Quarterly / first half and annual review & audit, review of internal accounting management system	732	9,869
January 1 to December 31, 2013	Samil PricewaterhouseCoopers	Quarterly / first half and annual review & audit, review of internal accounting management system	646	9,940

(1)	Excludes value-added taxes.

4.2. Public Company Accounting Oversight Board (“PCAOB”) Audit Services

Period	Auditor	Activity	Service Period	Compensation(1)
				(in millions of Won)
January 1 to September 30, 2015	Samil PricewaterhouseCoopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2015 to April 30, 2016	459
January 1 to December 31, 2014	Samil PricewaterhouseCoopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2014 to April 30, 2015	487
January 1 to December 31, 2013	Samil PricewaterhouseCoopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2013 to April 30, 2014	573

(1)	Excludes value-added taxes.

5.	Corporate Governance and Affiliated Companies

5.1.	Board of Directors & Committees under the Board

As of September 30, 2015, the board of directors consisted of one executive director, one non-standing director and seven non-executive directors. The following committees currently serve under our board of directors:

•	Audit Committee;

•	Risk Management Committee;

•	Evaluation & Compensation Committee;

•	Non-Executive Director Nominating Committee;

•	Corporate Governance Committee; and

•	Audit Committee Member Nominating Committee.

For the list of our directors, see 6. Directors, Senior Management and Employees — 6.1. Executive Directors, — 6.2. Non-standing Directors and — 6.3. Non-executive Directors below.

5.2.	Audit Committee

The audit committee oversees our financial reporting and approves the appointment of our independent registered public accounting firm. The committee also reviews our financial information, auditor’s examinations, key financial statement issues, the plans and evaluation of internal controls and the administration of our financial affairs by the board of directors. In connection with the general meetings of shareholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of shareholders. The committee holds regular meetings every quarter.

5.3.	Compensation to Directors

5.3.1.	Total Amount Approved at the Meeting of Shareholders

	(Unit: in millions of Won)

	Total number of persons	Total amount approved at shareholders’ meeting(1)	Notes
Registered Directors (including non-executive directors and audit committee members)	9(7)	2,500	—

(1)	Represents the aggregate amount for all directors (including non-executive directors). Excludes long-term incentives.

5.3.2. Total Amount Paid as of September 30, 2015

	(Unit: in millions of Won)

	Total number of persons(1)	Total Compensation (2)(4)(5)(6)	Average Compensation per person(3)	Notes
Registered Directors (excluding non-executive directors)	2	325	193	—
Non-executive Directors (excluding audit committee members)	3	201	61	—
Audit Committee Members and/or Internal Auditor	4	205	56	—
Total	9	731	84	—

(1)	Represents the total number of applicable persons as of September 30, 2015.
(2)	Represents the total amount paid (rounded to the nearest million) for the nine months ended September 30, 2015.
(3)	Represents (i) the total amount paid (rounded to the nearest million) for nine months ended September 30, 2015, divided by (ii) the annualized number of applicable persons.
(4)	Payments subject to the Company’s internal policies on compensation to directors.
(5)	Includes performance based short-term incentive payment of Won 25 million, which was based on performance in 2014 and paid in the first quarter of 2015.
(6)	In addition to the total payments as presented in the above table, we recorded Won 617 million in our income statement for the nine months ended September 30, 2015 with respect to performance-based stock grants, the payment and amount of which are determined in accordance with the performance of the grantees.

(i)	Stock grants were measured at fair value using the Monte Carlo Simulation Model and the following assumptions were used in fair value measurements:

				(Unit: in Won)

Series	Expected exercise period (Years)	Risk free rate (%)	Fair value (Market performance condition)	Fair value (Non-market performance condition)
Series 12	3.15~5.15	1.55	34,822	35,047~35,171

(ii)	Expected volatility is based on the historical volatility of the stock price over the most recent period that is generally commensurate with the expected term of the grant. The current stock price as of September 30, 2015 was used as the underlying asset price in estimating fair value. In addition, the average three-year historical dividend rate was used as the expected dividend rate in measuring fair value.

5.3.3. Compensation exceeding Won 500 million – Individual Basis(1)

(Unit: in millions of Won)

Name	Position	Total Compensation	Additional Compensation
—	—	—	—

(1)	No director received total compensation exceeding Won 500 million for the nine months ended September 30, 2015.

5.4.	Affiliated Companies

Affiliated companies of KB Financial Group that are first-tier subsidiaries and KB Financial Group’s ownership of such companies as of September 30, 2015 are as follows.

•	Kookmin Bank (100.00%)

•	KB Insurance Co., Ltd. (19.47%)

•	KB Kookmin Card Co., Ltd. (100.00%)

•	KB Investment & Securities Co., Ltd. (100.00%)

•	KB Life Insurance Co., Ltd. (100.00%)

•	KB Asset Management Co., Ltd. (100.00%)

•	KB Capital Co., Ltd. (52.02%)

•	KB Savings Bank Co., Ltd. (100.00%)

•	KB Real Estate Trust Co., Ltd. (100.00%)

•	KB Investment Co., Ltd. (100.00%)

•	KB Credit Information Co., Ltd. (100.00%)

•	KB Data Systems Co., Ltd. (100.00%)

6.	Directors, Senior Management and Employees

6.1.	Executive Directors

As of September 30, 2015, we had one executive director. The name and position of our executive director and the number of shares of KB Financial Group’s common stock he owned as of September 30, 2015 are set forth below.

Name	Date of Birth	Position	Common Shares Owned
Jong Kyoo Yoon	October 1955	Chairman & Chief Executive Officer	10,000

6.2.	Non-standing Directors

As of September 30, 2015, we had one non-standing director. The name and position of our non-standing director and the number of shares of KB Financial Group’s common stock he owned as of September 30, 2015 are set forth below.

Name	Date of Birth	Position	Common Shares Owned
Hong Lee	April 1958	Non-standing Director	459

6.3.	Non-executive Directors

Our non-executive directors and the number of shares of KB Financial Group’s common stock they respectively owned as of September 30, 2015 are as follows.

Name	Date of Birth	Position	Common Shares Owned
Young Hwi Choi	October 1945	Non-executive Director	—
Woon Youl Choi	April 1950	Non-executive Director	—
Suk Ryul Yoo	April 1950	Non-executive Director	—
Michael Byungnam Lee	September 1954	Non-executive Director	1,020
Jae Ha Park	November 1957	Non-executive Director	—
Eunice Kyonghee Kim	March 1959	Non-executive Director	—
Jongsoo Han	October 1960	Non-executive Director	—

6.4.	Senior Management

In addition to our executive director who is also our executive officer, we currently have the following ten executive officers as of September 30, 2015.

Name	Date of Birth	Position	Common Shares Owned
Jong-Hee Yang	June 1961	Deputy President; Financial Planning Department, Investor Relations Department and Human Resources Department	914
Jeong Rim Park	November 1963	Deputy President; Risk Management Department	540
Ki Heon Kim	October 1955	Deputy President; Digital Finance Department	—
Jae-Hong Park	April 1967	Senior Managing Director; Marketing & Synergy Planning Department, Strategic Planning Department and KB Research	—
Ki-Bum Lee	November 1957	Senior Managing Director; Audit Department and Information Security Department	600
Kyu Sul Choi	August 1960	Managing Director; Investor Relations Department	1,506
Young Tae Park	December 1961	Managing Director; Marketing & Synergy Planning Department	450
Kyung Yup Cho	September 1961	Managing Director; KB Research	800
Ki Hwan Kim	March 1963	Managing Director; Public Relations Department	321
Minkyu Chung	February 1970	Managing Director and Chief Compliance Officer	2

6.5.	Employees

The following table shows the breakdown of our employees as of September 30, 2015.

	(Unit: in millions of Won)

	Number of Employees	Average Tenure of Employees (months)	Total Payment(1)	Average Payment per Person (2)
Total	179	27 months	14,828	82

(1)	Represents the total amount paid for the nine months ended September 30, 2015.
(2)	Represents (i) the total amount paid for the nine months ended September 30, 2015 divided by (ii) the total number of employees as of September 30, 2015.

7.	Major Shareholders and Related Party Transactions

7.1.	Major Shareholders

The following table presents information regarding holders of 5% or more of our total issued shares as of September 30, 2015.

	(Unit: Shares, %)

Name	Number of Shares of Common Stock	Percentage of Total Issued Shares
Korean National Pension Service	36,383,211	9.42
The Bank of New York Mellon Corporation(1)	32,474,273	8.41

(1)	Depositary under the Company’s ADR program.
*	The information above is based on the Company’s shareholder registry as of December 31, 2014.

7.2.	Changes in the Largest Shareholder

(As of September 30, 2015)			(Unit: shares, %)

Name of Largest Shareholder	Date of Change in Largest Shareholder/ Date of Change in Ownership Level	Number of Shares of Common Stock	Percentage of Total Issued Shares(1)
Korean National Pension Service	September 30, 2008	17,910,781	5.03
ING Bank N.V.	October 20, 2008	18,045,337	5.06
Korean National Pension Service	October 31, 2008	21,675,810	6.08
Korean National Pension Service	December 31, 2008	23,284,404	6.53
Korean National Pension Service	February 4, 2009	23,271,087	6.53
Korean National Pension Service	March 27, 2009	22,548,541	6.33
Korean National Pension Service	May 29, 2009	19,653,362	5.52
Korean National Pension Service	July 27, 2009	19,673,220	5.52
Korean National Pension Service	September 2, 2009	21,199,372	5.49
Korean National Pension Service	December 7, 2009	20,321,051	5.26
Korean National Pension Service	December 31, 2009	20,046,217	5.19
ING Bank N.V.	January 22, 2010	19,401,044	5.02
Korean National Pension Service	July 8, 2011	23,650,699	6.12
Korean National Pension Service	December 31, 2011	26,510,171	6.86
Korean National Pension Service	March 14, 2012	27,894,880	7.22
Korean National Pension Service	August 1, 2012	31,817,770	8.24
Korean National Pension Service	December 31, 2012	33,158,257	8.58
Korean National Pension Service	June 12, 2013	34,479,641	8.92
Korean National Pension Service	July 23, 2013	35,699,841	9.24
Korean National Pension Service	December 31, 2013	38,476,974	9.96
Korean National Pension Service	October 14, 2014	36,750,987	9.51
Korean National Pension Service	December 31, 2014	36,383,211	9.42

Note: The date of change in largest shareholder / change in ownership level is the date as indicated on the public filing disclosing relevant changes in shareholdings in the Company.

(1)	Based on 386,351,693 total issued shares of common stock for dates on or after September 2, 2009, and 356,351,693 total issued shares of common stock for dates on or prior to July 27, 2009.

7.3.	Employee Stock Ownership Association

(As of September 30, 2015)		(Unit: shares)

Company Name	Number of shares	Type of shares
KB Financial Group Inc.	15,279	Common Stock
Kookmin Bank	1,963,789	Common Stock
KB Insurance Co., Ltd.	—	—
KB Kookmin Card Co., Ltd.	93,309	Common Stock
KB Investment & Securities Co., Ltd.	11,991	Common Stock
KB Life Insurance Co., Ltd.	11,583	Common Stock
KB Asset Management Co., Ltd.	3,692	Common Stock
KB Capital Co., Ltd.	—	—
KB Savings Bank Co., Ltd.	736	Common Stock
KB Real Estate Trust Co., Ltd.	8,442	Common Stock
KB Investment Co., Ltd.	2,236	Common Stock
KB Credit Information Co., Ltd.	7,027	Common Stock
KB Data Systems Co., Ltd.	9,777	Common Stock

Total	2,127,861	Common Stock

7.4.	Investments in Certain Affiliated Companies

(As of September 30, 2015)	(Units: shares, millions of Won, %)

Name	Ending Balance			Total Assets as of the latest fiscal year(1)	Net Income (loss) for the latest fiscal year(1)
	Number of shares	Shareholding percentage	Book value
Kookmin Bank	404,379,116	100	14,821,721	271,252,645	1,065,927

KB Insurance Co., Ltd.	11,682,580	19.47	651,403	23,134,736	138,747

KB Kookmin Card Co., Ltd.	92,000,000	100	1,953,175	15,886,762	333,140
KB Investment & Securities Co., Ltd.	31,588,314	100	507,212	4,063,316	25,792
KB Life Insurance Co., Ltd.	91,200,000	100	485,314	7,679,188	8,640
KB Asset Management Co., Ltd.	7,667,550	100	96,312	249,483	49,560

KB Capital Co., Ltd.	11,180,630	52.02	279,870	4,047,444	32,638

KB Savings Bank Co., Ltd.	8,001,912	100	157,544	757,887	(1,272)
KB Real Estate Trust Co., Ltd.	16,000,000	100	121,553	204,888	14,818

KB Investment Co., Ltd.	8,951,797	100	104,910	146,996	5,340

KB Credit Information Co., Ltd.	1,252,400	100	23,621	28,805	(1,605)
KB Data Systems Co., Ltd.	800,000	100	6,334	31,397	367

Total	—	—	19,208,969	327,483,547	1,672,094

(1)	Based on K-IFRS (on a separate basis), other than amounts for KB Savings Bank Co., Ltd., which were prepared in accordance with generally accepted accounting principles in Korea (K-GAAP) and were as of June 30, 2015. The fiscal year of KB Savings Bank Co., Ltd. ends on June 30 of each year.

7.5.	Related Party Transactions

7.5.1. Purchase of capital securities issued by KB Capital Co., Ltd.

	(Unit: billions of Won)

Issuer	Relationship	Type	Issue Price	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 299 Private Placement of Capital Securities in Won	50	March 27, 2015	5.011%	March 27, 2045 (may be extended)	Working capital

	(Unit: billions of Won)

Issuer	Relationship	Type	Issue Price	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 320 Private Placement of Capital Securities in Won	50	September 24, 2015	4.606%	September 24, 2045 (may be extended)	Working capital

7.5.2. Prepayments and Loans to Subsidiaries

	(Unit: billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Interest Rate	Maturity

KB Investment Co., Ltd.	Subsidiary	Loans	20	0	CD 3M + 94 bps	Repaid on February 23, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: November 16, 2015	By: /s/ Jong-Hee Yang

(Signature)

	Name:	Jong-Hee Yang
	Title:	Deputy President